PHL Variable Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

May 1, 2013

Dear Valued Customer:

As previously disclosed to you by notices dated November 16, 2012 and March 6, 2013, as revised March 20, 2013 (“prior notices”), PHL Variable Insurance Company (“Company”) is restating certain of its previously issued financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) to correct errors in those financial statements (the “Restatement”). This notice provides further information about the Restatement. In addition to this notice, you will receive the updated statutory or summary prospectuses for the underlying funds available through the variable investment options in which your variable annuity contract or variable life insurance policy (“contract”) value is invested, and the audited financial statements of the separate account funding the contract for the year ended December 31, 2012*.

Update Regarding the Restatement

As disclosed in prior notices, we have determined that our previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009 and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of GAAP should no longer be relied upon and should be restated because of certain errors in those financial statements.

Also as disclosed in prior notices, the errors to be corrected by the Restatement are not expected to have a material impact on the Company’s financial results prepared in accordance with Statements of Statutory Accounting Principles filed with the state insurance regulators or its risk based capital computations for any of the periods noted.

*	If your contract is funded by the PHL Variable Accumulation Account or PHLVIC Variable Universal Life Account, the audited financial statements of the separate account funding the contract for the year ended December 31, 2012 have been restated to correct errors in the unit value and total return disclosures contained in the financial highlights for certain investment options of the separate account for certain years in the 2008 to 2011 period. The financial highlights in the separate account financial statements which are included in filings we previously made with the Securities and Exchange Commission should no longer be relied upon. You should rely upon the restated financial highlights presented in the audited financial statements of the separate account funding the contract for the period ended December 31, 2012, which you will receive from us.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

April Notice-PHL

Update of Restatement Timing

On April 24, 2013, the Company announced that it has made significant progress on its financial statement restatement and will provide further updates on timing and estimated financial impact on or before May 31, 2013. As a result of the delay in completing the Restatement, the Company has not been able to complete the audit of its year-end 2012 financial statements prepared on a GAAP basis, and it believes that it may not be able to timely file its Quarterly Reports on Form 10-Q for the first, second and third quarters of 2013 with the SEC under the Securities Exchange Act of 1934. The Company’s ability to complete the Restatement and resume a timely filing schedule with respect to its SEC filings reflecting the Restatement is subject to a number of contingencies, including but not limited to, whether the Company continues to identify errors in its financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the number and complexity of, and the periods covered by, the periodic reports that the Company will have to file with the SEC to reflect the Restatement. Contract owners are cautioned not to rely upon estimated GAAP financial information provided by the Company and its indirect parent, The Phoenix Companies, Inc., since the announcement of the Restatement, but you may rely upon the unaudited 2012 statutory results for the Company.

Additional Information

The Company continues to assess its disclosure controls and procedures and internal control over financial reporting. Management believes that it has currently identified multiple material weaknesses; those weaknesses will be reported in the annual report on Form 10-K for the year ended December 31, 2012 that the Company is required to file with the SEC under the Securities Exchange Act of 1934.

Until the Company completes the Restatement and files amendments to registration statements to include updated financial information and becomes current in SEC reporting requirements, it will continue not to issue any new SEC-registered life insurance policies or annuity contracts. But, with the exception of transactions in the Market Value Adjusted Guaranteed Interest Account discussed below, you may continue to make transactions according to the terms of your contract. Of course, as an insurance company issuing regulated investment products, our ability to continue to accept additional premiums and to process certain other investment transaction requests associated with your contract is subject to the authority of and any actions taken by our regulators, as well as the continuation of our agreements with third parties who provide services essential to your contract.

New Information About the Contract: Unavailability of the Market Value Adjusted Guaranteed Interest Account

For those contracts offering the Market Value Adjusted Guaranteed Interest Account (“MVA option”), effective May 1, 2013, the MVA option is not available for new investment. If you have cash value invested in the MVA option and your guarantee period expires, you may reallocate that value to the available variable investment options or the Guaranteed Interest Account (“GIA”). We will notify you of the upcoming expiration of a guarantee period in which your contract has cash value prior to expiration of that period. If you do not allocate that cash value to the variable investment options or the GIA within fifteen days following the end of that period, we will then allocate that value to the GIA and seek further allocation instructions from you.

We encourage you to contact us at 1-800-541-0171 if you have any questions about making transactions under your contract.

We know it is important for you to understand how the events related to Restatement may affect you. Although management of the Company continues to believe that the errors which are being corrected in the Restatement should not have any material effect on our ability to perform our obligations to you under your contract, the

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

April Notice-PHL

extensive efforts, significant costs and the lengthy period of time required to prepare the Restatement have created several uncertainties and risks which you should be aware of that could affect the Company. Among other things, the unavailability of the Restatement and the 2012 GAAP audited financial statements has led several rating agencies to place the Company and its affiliates on credit watch or review with negative implications. While there have been no downgrades in our financial strength ratings as of the date of this Notice, any future rating downgrades could have significant adverse effects on our business, including our ability to distribute our products through unaffiliated third parties, new sales of our products, the persistency of existing customers, and our ability to borrow and to continue our strategy for hedging risks associated with our products. You can obtain our current financial strength ratings, which may change from time to time, at our website, www.phoenixwm.phl.com, under “Investor Relations.” In addition, the ongoing lack of audited GAAP financial statements has created, and likely will continue to create, uncertainties in the market which could affect our ability to do business in the normal course, could lead to regulatory inquiries or litigation, and make it more difficult for management to execute on the strategic and day-to-day management of our business.

This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

***

The foregoing contains forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to complete the Restatement and resume a timely filing schedule with respect to our SEC filings reflecting the Restatement is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the number and complexity of, and periods covered by, the periodic reports that we will have to file with the SEC to reflect the Restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC. Certain other factors which may impact our business, financial condition or results of operations or which may cause actual results to differ from such forward-looking statements are discussed or included in our periodic and other reports filed with the SEC and are available on our website at www.phoenixwm.com under “Investor Relations.” You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this discussion, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this discussion, such statements or disclosures will be deemed to modify or supersede such statements in this discussion.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

April Notice-PHL	BPD38759

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